UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
_________________

SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

AMENDMENT NO. 1
_________________

PUTNAM MASTER INTERMEDIATE INCOME TRUST

(Name Of Subject Company (Issuer))
_________________

PUTNAM MASTER INTERMEDIATE INCOME TRUST
(Name of Filing Persons (Offeror))

Common Shares of Beneficial Interest Without Par Value
(Title of Class of Securities)

746909100
(CUSIP Number of Class of Securities)
_________________

Charles E. Porter
Executive Vice President
Putnam Master Intermediate Income Trust
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$73,511,230	$2,888.99

* Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $6.06, the average of the high and low sale prices of common shares on the New York Stock Exchange on February 22, 2008 and (y) 12,130,566, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.

** The fee is calculated as 0.00393% of the transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,888.99
Form or Registration No.:	Schedule TO
Filing Party:	Putnam Master Intermediate Income Trust
Date Filed:	February 29, 2008

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement of Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2008 (the “Schedule TO”) by Putnam Master Intermediate Income Trust, a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 12,130,566 outstanding common shares of beneficial interest without par value of the Fund, at a purchase price equal to 99% of net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of 4:00 p.m. Eastern Time on the expiration date of the tender offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The information in the Letter of Transmittal and the Offer to Purchase, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated into this Amendment by reference in answer to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On April 14, 2008, the Fund issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, April 11, 2008. A copy of the press release is filed as Exhibit (a)(9) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER	DOCUMENT

(a)(9)	Press Release issued on April 14, 2008, filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUTNAM MASTER INTERMEDIATE INCOME
TRUST

Dated: April 14, 2008	By: /s/ Charles E. Porter
	Name:	Charles E. Porter
	Title:	Executive Vice President, Principal
Executive Officer, Associate Treasurer and
Compliance Liaison

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT

(a)(1)	Form of Letter of Transmittal. *
(a)(2)	Offer to Purchase dated February 29, 2008. *
(a)(3)	Form of Notice of Guaranteed Delivery. *
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
Nominees. *
(a)(6)	Form of Letter to Clients. *
(a)(7)	Form of Letter to Brokers. *
(a)(8)	Press Release issued on February 29, 2008. *
(a)(9)	Press Release issued on April 14, 2008, filed herewith.
(d)	PIM Tender and Standstill Agreement, dated November 14, 2007, by and between Putnam
Investment Management, LLC and Phillip Goldstein, Andrew Dakos, and Bulldog
Investors General Partnership. *
(g)	Q&A Furnished to Individuals Making Oral Solicitations. *

* Previously filed as an exhibit to the Schedule TO filed with the SEC on February 29, 2008.

SHAREHOLDERS	MEDIA
1-800-225-1581	Sinead Martin: 617-760-8515

PUTNAM ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER FOR
PUTNAM MASTER INTERMEDIATE INCOME TRUST

BOSTON, April 14, 2008—Putnam Investments today announced preliminary results of a tender offer for 15% of the outstanding common shares of Putnam Master Intermediate Income Trust (NYSE: PIM), a closed-end fund. The offer expired at 5:00 p.m. Eastern Daylight Time on April 11, 2008.

The tender offer for the fund was oversubscribed, meaning that pursuant to the terms of the offer, which was commenced on February 29, 2008, the fund will repurchase the maximum number of shares covered by the offer (approximately 15% of its outstanding common shares) using the pro-ration procedures disclosed in the fund’s tender offer materials provided to shareholders. Below are preliminary results of the tender offer for the fund:

Number of shares tendered and not withdrawn:	33,988,706
Shares tendered under a notice of guaranteed delivery:	1,956,197
Approximate percentage of common shares tendered:	44.45%
Approximate per-share purchase price (99% of NAV as
of April 14, 2008):	$6.64
Number of shares expected to be repurchased:	12,130,566

These results are approximate and preliminary and will be confirmed within five business days. The number of shares tendered and not withdrawn for the fund reflects shares properly tendered and excludes fractional shares tendered. The percentage of shares tendered includes those shares tendered pursuant to a notice of guaranteed delivery. Proceeds of the tender offer are expected to be mailed to shareholders beginning in the week of April 21, 2008.

In approving this tender offer, the Trustees considered that the tender offer would give shareholders an opportunity to sell at least some of their shares at a price close to NAV, and that the tender offer price of 99% of NAV would help offset the costs that the fund and the remaining shareholders will bear in connection with the tender offer. The Trustees approved the tender offer upon the recommendation of Putnam Investments and in connection with requests from certain shareholders for enhanced fund liquidity.

About Putnam

Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of March 31, 2008, Putnam managed $168 billion in assets, of which $99 billion is for mutual fund investors and $69 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com.